Exhibit 99.2

MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2014

U.S. DOLLARS IN THOUSANDS

UNAUDITED

INDEX

Page

Condensed Interim Consolidated Balance Sheets	2

Condensed Interim Consolidated Statements of Comprehensive Income	3

Condensed Interim Consolidated Statements of Changes in Equity	4 - 6

Condensed Interim Consolidated Statements of Cash Flows	7 - 8

Notes to Condensed Interim Consolidated Financial Statements	9 – 11

MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollar in thousands

	September 30,		December 31,
	2014	2013	2013
	Unaudited
CURRENT ASSETS:
Cash and cash equivalents	18,933	12,174	7,053
Short-term bank deposits	50,074	-	2,500
Trade receivables	20	-	-
Inventories	1,512	-	-
Other receivables	2,336	2,213	2,512

	72,875	14,387	12,065
LONG-TERM ASSETS:
Long term deposits and deferred costs	151	67	204
Property, plant and equipment, net	1,209	1,201	1,136
Intangible assets, net	945	914	1,004
Other assets	417	417	417

	2,722	2,599	2,761

	75,597	16,986	14,826
CURRENT LIABILITIES:
Current maturities of financial liabilities	140	-	-
Trade payables	797	576	1,180
Accrued expenses and other payables	1,862	1,062	843

	2,799	1,638	2,023
LONG-TERM LIABILITIES:
Liabilities in respect of Chief Scientist government grants net of current maturities	6,825	6,812	6,604
Contingent consideration for the purchase of treasury shares net of current maturities	17,279	19,400	16,800
Warrants to shareholders	-	8,440	9,200
Severance pay liability, net	3	6	3

	24,107	34,658	32,607
SHAREHOLDERS' EQUITY (DEFICIENCY):
Ordinary shares of NIS 0.01 par value:
Authorized: 33,000,000 shares as of September 30, 2013 and December 31, 2013 and 32,244,508 as of September 30, 2014; Issued: 15,769,487 and 21,297,844 respectively; Outstanding: 15,013,995 and 21,297,844 shares, respectively	59	11	11
Share premium	107,816	61,987	62,229
Treasury shares	-	(34,600)	(34,600)
Foreign currency translation adjustments	9	(8)	(32)
Accumulated deficit	(59,193)	(46,700)	(47,412)

	48,691	(19,310)	(19,804)

	75,597	16,986	14,826

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollar in thousands (except share data)

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2014	2013	2014	2013	2013
	Unaudited

Revenues	135	-	46	-	-
Cost of revenues	1,643	-	750	-	-

Gross loss	(1,508)	-	(704)	-	-

Operating expenses:
Research and development, net of participations	3,853	2,909	1,027	1,173	3,635
Selling and marketing	5,977	1,254	2,252	702	2,259
General and administrative	3,503	1,246	1,240	427	1,687

Total operating expenses	(13,333)	(5,409)	(4,519)	(2,302)	(7,581)

Operating loss	(14,841)	(5,409)	(5,223)	(2,302)	(7,581)

Financial income	4,611	-	738	719	2,401
Financial expense	(1,551)	(2,560)	(532)	(841)	(3,321)

Loss from continuing operations	(11,781)	(7,969)	(5,017)	(2,424)	(8,501)
Loss from discontinued operation	-	(6,670)	-	(4,742)	(6,850)

Loss for the period	(11,781)	(14,639)	(5,017)	(7,166)	(15,351)

Other comprehensive loss:
Items to be reclassified to profit or loss in subsequent periods:
Foreign currency translation adjustments	41	(8)	34	(8)	(32)

Total other comprehensive income (loss)	41	(8)	34	(8)	(32)

Total comprehensive loss	(11,740)	(14,647)	(4,983)	(7,174)	(15,383)

Basic and diluted loss per share:
Loss from continuing operations	(0.61)	(0.50)	(0.24)	(0.15)	(0.54)
Loss from discontinued operation	-	(0.42)	-	(0.29)	(0.44)

Net loss per share	(0.61)	(0.92)	(0.24)	(0.44)	(0.98)

Weighted average number of Ordinary shares used in the computation of basic and diluted loss per share	19,448	15,892	21,298	16,217	16,378

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollar in thousands

	Share capital		Share premium	Treasury shares	Foreign currency translation reserve	Accumulated deficit	Total equity

Balance as of January 1, 2014	11		62,229	(34,600)	(32)	(47,412)	(19,804)

Loss for the period	-		-	-	-	(11,781)	(11,781)
Other comprehensive income	-		-	-	41	-	41

Total comprehensive loss	-		-	-	41	(11,781)	(11,740)

Exercise of options	*	) -	208	-	-	-	208
Exercise of warrants	1		4,711	-	-	-	4,712
Issuance of shares, net	17		71,675	-	-	-	71,692
Effect of share split	32		(32)	-	-	-	-
Treasury shares cancellation	(2)		(34,598)	34,600	-	-	-
Share-based compensation	-		3,623	-	-	-	3,623

Balance as of September 30, 2014 (unaudited)	59		107,816	-	9	(59,193)	48,691

	Share capital		Share premium	Treasury shares	Foreign currency translation reserve	Accumulated deficit	Total equity (deficiency)

Balance as of January 1, 2013	9		47,686	-	-	(32,061)	15,634

Loss for the period	-		-	-	-	(14,639)	(14,639)
Other comprehensive loss	-		-	-	(8)	-	(8)

Total comprehensive loss	-		-	-	(8)	(14,639)	(14,647)

Exercise of options	*	) -	279	-	-	-	279
Purchase of treasury shares	-		-	(34,600)	-	-	(34,600)
Issuance of shares, net	2		13,657	-	-	-	13,659
Share-based compensation	-		365	-	-	-	365

Balance as of September 30, 2013 (unaudited)	11		61,987	(34,600)	(8)	(46,700)	(19,310)

*)	Represent less than $1.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

 U.S. dollar in thousands

	Share capital	Share premium	Foreign currency translation reserve	Accumulated deficit	Total equity

Balance as of July 1, 2014 (unaudited)	59	106,570	(25)	(54,176)	52,428

Loss for the period	-	-	-	(5,017)	(5,017)
Other comprehensive income	-	-	34	-	34

Total comprehensive loss	-	-	34	(5,017)	(4,983)

Share-based compensation	-	1,246	-	-	1,246

Balance as of September 30, 2014 (unaudited)	59	107,816	9	(59,193)	48,691

	Share capital		Share premium	Treasury shares	Foreign currency translation reserve	Accumulated deficit	Total equity

Balance as of July 1, 2013 (unaudited)	9		48,196	-	-	(39,534)	8,671

Loss for the period	-		-	-	-	(7,166)	(7,166)
Other comprehensive loss	-		-	-	(8)	-	(8)

Total comprehensive loss	-		-	-	(8)	(7,166)	(7,174)
			-	-	-	-
Exercise of options	*	) -	-	-	-	-	* ) -
Purchase of treasury shares	-			(34,600)	-	-	(34,600)
Issuance of shares, net	2		13,657	-	-	-	13,659
Share-based compensation	-		134	-	-	-	134

Balance as of September 30, 2013 (unaudited)	11		61,987	(34,600)	(8)	(46,700)	(19,310)

*)	Represent less than $1.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollar in thousands

	Share capital		Share premium	Treasury shares	Foreign currency translation reserve	Accumulated deficit	Total equity

Balance as of January 1, 2013	9		47,686	-	-	(32,061)	15,634

Loss for the period	-		-	-	-	(15,351)	(15,351)
Other comprehensive loss	-		-	-	(32)	-	(32)

Total comprehensive loss	-		-	-	(32)	(15,351)	(15,383)

Exercise of options	*	) -	279	-	-	-	279
Purchase of treasury shares	-		-	(34,600)	-	-	(34,600)
Issuance of shares, net	2		13,657	-	-	-	13,659
Share-based compensation	-		607	-	-	-	607

Balance as of December 31, 2013	11		62,229	(34,600)	(32)	(47,412)	(19,804)

*)	Represent less than $1.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2014	2013	2014	2013	2013
	Unaudited				Audited

Cash flows from operating activities:

Net loss	(11,781)	(14,639)	(5,017)	(7,166)	(15,351)

Adjustments to reconcile net loss to net cash used in continuing operating activities:

Adjustments to profit and loss items:

Loss from discontinued operation	-	6,670	-	4,742	6,850
Depreciation and amortization	404	255	150	131	336
Revaluation of warrants to shareholders	(4,491)	60	-	60	820
Share-based compensation	3,623	303	1,246	110	531
Revaluation of liabilities in respect of Chief Scientist government grants	32	360	(294)	(87)	(106)
Revaluation of contingent consideration for the purchase of treasury shares	557	200	(677)	(500)	(2,400)
Accrued interest in respect of financial loans	-	1,669	-	385	1,669
Net financing expenses	278	(40)	296	(32)	(35)

	403	9,477	721	4,809	7,665
Changes in asset and liability items:

Increase in trade receivables	(21)	-	(7)	-	-
Decrease (increase) in other receivables	83	(204)	209	(359)	(532)
(Increase) decrease in inventories	(1,582)	349	(270)	349	-
(Decrease) increase in trade payables	(279)	(199)	(368)	(215)	405
Increase (decrease) in other payables	1,065	-	383	323	(262)

	(734)	(54)	(53)	98	(389)

Net cash used in continuing operating activities	(12,112)	(5,216)	(4,349)	(2,259)	(8,075)

Net cash used in discontinued operating activities	-	(1,886)	-	(809)	(1,665)

Net cash flows used in operating activities	(12,112)	(7,102)	(4,349)	(3,068)	(9,740)

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2014	2013	2014	2013	2013
	Unaudited				Audited

Cash flows from investing activities:

Purchase of property and equipment	(427)	(235)	(143)	(118)	(268)
Purchase of intangible assets	-	-	-	-	(90)
Interest received	45	-	16	-	3
(Investments in) proceeds from short term bank deposits	(47,574)	-	2,688	-	(2,500)

Net cash (used in) provided by investing activities	(47,956)	(235)	2,561	(118)	(2,855)

Cash flows from financing activities:

Proceeds from exercise of options	208	279	-	-	279
Proceeds from issuance of shares and warrants, net	71,824	15,800	-	15,800	15,800
Proceeds from shareholders' loans	-	3,930	-	-	3,930
Repayment of shareholders' loans	-	(915)	-	(915)	(915)
Deferred issuance costs	-	-	-	-	(129)
Proceeds from the Chief Scientist government grants, net of repayment	279	18	252	18	276

Net cash provided by financing activities	72,311	19,112	252	14,903	19,241

Exchange rate differences on cash and cash equivalent balances	(363)	62	(347)	54	70

Increase (decrease) in cash and cash equivalents from continuing activities	11,880	13,723	(1,883)	12,580	8,381

Decrease in cash and cash equivalents from discontinued activities	-	(1,886)	-	(809)	(1,665)

Balance of cash and cash equivalents at the beginning of the period	7,053	337	20,816	403	337

Balance of cash and cash equivalents at the end of the period	18,933	12,174	18,933	12,174	7,053

Non-cash activities:

Treasury shares cancellation against share premium	34,600	-	-	-	-

Exercise of cashless warrants into shares	4,709	-	-	-	-

Contingent consideration for the purchase of treasury shares	-	19,200	-	19,200	19,200

Exercise of derivative instrument into treasury shares	-	15,400	-	15,400	15,400

Conversion of loans and realization of derivatives into shares and warrants	-	6,239	-	6,239	6,239

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollar in thousandsU.S. dollars in thousands

NOTE 1:	GENERAL

a.
General description of the Company and its operations:

MediWound Ltd. (the "Company" or "MediWound"), is a fully integrated biopharmaceutical company focused on developing, manufacturing and commercializing novel products to address unmet needs in the fields of severe burns, chronic and other hard to heal wounds. The Company's first innovative biopharmaceutical product, NexoBrid, received marketing authorization from the European Medicines Agency for removal of dead or damaged tissue, known as eschar, in adults with deep partial and full-thickness thermal burns and was launched in Europe in December 2013. As a result, The Company has generated initial sales of its products in Europe during the nine months ended September 30, 2014.

b.
The Company has two wholly-owned subsidiaries: MediWound Germany GmbH, acting as EU marketing authorization holder and EU sales and marketing arm and MediWound UK Limited, an inactive company. In addition, the Company owns 7.5% of PolyHeal Ltd., a private life sciences company ("PolyHeal").

c.
On March 3, 2014, the Company effected a bonus share distribution under which: (i) two and eight tenths (2.8) bonus shares were issued for each Ordinary share outstanding prior to such distribution; and (ii) the conversion rate for each preferred share, option and warrant was adjusted to reflect such bonus share distribution. For accounting purposes, this transaction was recorded as a stock split and accordingly (unless otherwise noted), all Ordinary shares, options, warrants and earnings (losses) per share amounts have been adjusted retroactively for all periods presented in these financial statements.

d.
On March 25, 2014, the Company closed its initial public offering (IPO) in the United States and listing on the NASDAQ Global Select Market of 5,750,000 new Ordinary shares. The public offering price was $14.00 per share. After deducting the underwriting discount and the offering expenses, the net proceeds from the offering amounted to $71,700. The number of shares offered included the underwriters' option to purchase an additional 750,000 shares at the offering price that was exercised prior to closing.

e.
Upon the closing of this IPO the Company issued 336,591 Ordinary shares pursuant to the exercise of 1,066,735 warrants held by certain of our shareholders, including (1) the exercise of 433 warrants into 433 Ordinary shares at an exercise price of $6.72 per share and the receipt of proceeds by us related to such exercise and (2) the cashless exercise of 1,066,302 warrants into 336,158 Ordinary shares at a weighted average exercise price of $9.58 per share.

f.	On June 12, 2014, the Company effected a cancellation of 755,492 dormant Ordinary shares nominal value NIS 0.01, that were previously repurchased and was held by the Company as treasury shares.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollar in thousandsU.S. dollars in thousands

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES

a.
Basis of preparation of the interim consolidated financial statements:

The interim condensed financial statements for the nine and three months ended September 30, 2014 have been prepared in accordance with generally accepted accounting principles for the preparation of financial statements for interim periods, as prescribed in IAS 34, "Interim Financial Reporting", and in accordance with the disclosure requirements of Chapter D of the Securities Regulations (Periodic and Immediate Reports), 1970.

The significant accounting policies and methods of computation adopted in the preparation of the interim consolidated financial statements are consistent with those followed in the preparation of the annual consolidated financial statements.

The interim condensed financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Company's annual financial statements as of December 31, 2013 that were included in the Registration Statement on Form F-1 filed on March 20, 2014.

b.
The following standard has been issued by the IASB and is not yet effective:

The International Accounting Standard Board (IASB) has published IFRS 15, "Revenue from Contracts with Customers". IFRS 15 replaces IAS 18 "Revenue" and several other revenue recognition standards. IFRS 15 outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. The core principal is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

IFRS 15 is effective for reporting periods beginning on or after January 1, 2017 with early adoption permitted. Entities can choose to adopt IFRS 15 retrospectively or to use a modified transition approach.

The Company currently cannot estimate the possible impact, if any, of the new standard on its financial statements.

NOTE 3:	CONTINGENT LIABILITIES

On September 15, 2014, a Statement of Claim was filed against the Company by some shareholders of Polyheal Ltd. (“Polyheal”). The plaintiffs allege that the Company is obligated to pay them a total amount of $1,475 in exchange for their respective portion of PolyHeal's shares, following the commencement of a feasibility study for the next generation of the PolyHeal Product in November 15, 2012, which constituted a milestone under a buyout option agreement between the Company, PolyHeal and its shareholders.

The buyout agreement is part of a series of agreements between the Company, Polyheal and Teva Pharmaceutical Industries Ltd. ("Teva") to collaborate in the development, manufacturing and commercialization of Polyheal's wound product, that were entered into in December 2010.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollar in thousandsU.S. dollars in thousands

NOTE 3:	CONTINGENT LIABILITIES (CONT.)

Upon achievement of this milestone, Teva was to invest an additional $ 6,750 in exchange of the Company's ordinary shares and the Company was to purchase, following and pending the consummation of this investment, for an identical amount, ordinary shares of PolyHeal from its existing shareholders.

Teva has indicated that it disputes its obligation to make the milestone investment, and as of September 30, 2014, Teva had not made the investment despite the Company’s demand. Consequently, the Company was not under any obligation to purchase and accordingly has not purchased any of the additional shares of PolyHeal from its shareholders.

The Company and its legal counsel are of the opinion that the Company has substantive defense arguments against the claim and it is more likely than not that the claim against the Company will be rejected.

NOTE 4:	EQUITY (DEFICIENCY)

On September 22, 2014, the Company granted to each of the Company's external directors options to purchase 40,000 ordinary shares under the "2014 Share Incentive Plan" (the "Plan") for an exercise price of $7.26 per share.

The options are exercisable in accordance with the terms of the Plan, within 5 years from the date of grant, against payment of an exercise price and will vest over three years beginning on the first anniversary of the grant.

The fair value of the share options granted on grant date was estimated using the Binominal option pricing model .